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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                             ENERGAS RESOURCES, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                   29265E 10 8
                            ------------------------
                                 (CUSIP Number)

                                 TERRY R. TYSON
                               16250 County Road U
                             Lipscomb, TX 79056-6304
                                 (806) 862-3911
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2003
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ....... 29265E 10 8

1. Names of Reporting Persons: Terry R. and Marguerite S. Tyson

      I.R.S. Identification Nos. of above persons (entities only).

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   ________________________
      (b)   ________________________

3.    SEC Use Only ...........................................................
                   -----------------------------------------------------------

4.    Source of Funds (See Instructions) .........PF               .. .......
                                         ------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization  ....United States.....
                                            ----------------------

Number of        7.   SoleVoting Power  .....        ..           .
                                        ---------------------------
Shares
Beneficially     8.   Shared Voting Power        8,138,000.....    . ..
                                     -----------------------------------
Owned by
Each             9.   Sole Dispositive Power  .....        .
                                         -------------------------------------
..
Reporting
Person With      10.
Shared Dispositive Power .......8,138,000............
                         ----------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,138,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------

13.   Percent of Class Represented by Amount in Row (11)  ..  24.1%   .
                                                          -------------

14. Type of reporting person: IN

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, Energas Resources, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Northeast 63rd Street, Oklahoma, OK 73105.

Item 2. Identity and Background

(a) Terry R. Tyson and Marguerite S. Tyson.

(b) The residence address of Mr. and Mrs. Tyson is 16250 County Road U, Lipscomb, TX 79056-6304.

(c) Mr. Tyson is a Minister. Mrs. Tyson is not employed outside of the home.

       (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. and Mrs. Tyson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. and Mrs. Tyson used their personal funds to acquire the shares of the Company's common stock.

Item 4. Purpose of Transaction

     The securities of the Company were acquired by Mr. and Mrs. Tyson as an investment.

Item 5. Interest in Securities of the Issuer

(a) Mr. and Mrs. Tyson are jointly the owners of 5,638,000 shares of the Company's common stock, which includes 688,000 shares held in trust for the benefit of the children of Mr. and Mrs. Tyson. Mr. and Mrs. Tyson also hold warrants which would potentially allow them to purchase an additional 2,500,000 shares of the Company's common stock. As a result of the shares owned and the shares which could be acquired upon the exercise of the warrants, Mr. and Mrs. Tyson are the beneficial owners of approximately 24.1% of the Company's common stock.

(b) Mr. and Mrs. Tyson share the power to vote or direct the voting of the shares referred to in Item 5(a).

(c) See Item 6 of this Schedule.

(d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In September 2003 the Company agreed to sell 2,000,000 shares of its common stock to Mr. Tyson for $0.15 per share. For each share purchased the Company agreed to issue one Series A warrant to Mr. Tyson. For each Series A warrant exercised the Company will issue a Series B warrant to Mr. Tyson. Each Series A and Series B warrant entitles Mr. Tyson to purchase one share of the Company's common stock at a price of $0.20 per share at any time on or before December 31, 2004, and at a price of $0.30 per share at any time after December 31, 2004. All Series A and Series B warrants will expire on September 30, 2005.

        As of February 18, 2004, Mr. Tyson:

o    had purchased 2,000,000 shares at a price of $0.15 per share
o as a result of his purchase of the 2,000,000 shares was entitled to 2,000,000 Series A warrants
o    had exercised 1,500,000 Series A warrants
o as a result of his exercise of 1,500,000 Series A warrants was entitled to 1,500,000 Series B warrants o had not exercised any Series B warrants.

     The following shows all transactions in the Company's common stock by Mr. Tyson as of February 18, 2004.


                                             Description of
     Month/Year        Shares Acquired       Transaction

  June/July 2003           125,000        Purchase of shares in open market.
  June/July 2003            64,000 (1)    Purchase of shares in open market.
    October 2003           350,000        Purchase of shares from third party
                                          in privately negotiated transaction.
    October 2003           350,000        Purchase of shares from third party
                                          in privately negotiated transaction.
    October 2003         2,000,000        Purchase of shares from Company at a
                                          price of $0.15 per share.

    October 2003           625,000 (1)    Purchase of shares from third party
                                          in privately negotiated transaction.
  November 2003/         1,500,000        Purchase of shares from
   February 2004                          Company at a price of $0.20 per share
                                          upon exercise of
                          ________        Series A warrants.
                         5,638,000

(1) Shares are held in trust for the daughters of Mr. and Mrs. Tyson. Mr. and Mrs. Tyson may be deemed the beneficial owners of these shares.

     The following summarizes the beneficial ownership of the Company's common stock by Mr. and Mrs. Tyson.

      Shares owned                                 5,638,000

      Shares which may be acquired
      on exercise of remaining Series
      A warrants                                     500,000

      Shares which may be acquired
      on exercise of Series B warrants             2,000,000
                                                   ---------
                                                   8,138,000

Item 7. Material to Be Filed as Exhibits

        None.

                                    Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 20, 2004



   /s/ Terry R. Tyson
------------------------------------------------------------
Signature:  Terry R. Tyson

  /s/ Marguerite S. Tyson
------------------------------------------------------------
Signature:  Marguerite S. Tyson

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)